FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

Headline

Mergermarket: Waldencast three-way SPAC deal on track to closing — CEO

Full-Text

Mergermarket: Waldencast three-way SPAC deal on track to closing — CEO

•	Combination unites Milk Makeup, skin products firm Obagi on multi-brand platform
•	New company plans assertive strategic acquisitions

[This story has been edited since publication to clarify in the fourth paragraph that Michel Brousset's quote was taken from his interview with this news service and not from a call, as originally stated.]

The SEC review for the simultaneous merger of cosmetics brand Milk Makeup, skin care products maker Obagi and Waldencast Acquisition Corp [NASDAQ:WALD] is “moving along quite well” and the SPAC deal remains on track for a shareholder vote and subsequent listing during the first half of 2022, Waldencast founder and CEO Michel Brousset told this news service.

Upon closing of the USD 1.2bn business combination, Waldencast will set out to acquire additional complementary brands to distribute via its global, multi-brand, beauty and wellness platform, he said.

How quickly the M&A gets under way will depend on the volume of redemptions, amount of cash on the new company’s balance sheet at closing and how the stock is trading.

“We have a kind of long list of very, very interesting and actionable targets that we can go pursue as soon as we’re ready,” said Brousset.

Ultimately, the platform plans to sell products and services across the spectrum of beauty categories. “There's room to have other brands in skin, other ones in makeup but there's hair, fragrances, hair colors…as well as different price points and commercialization points,” Brousset said.

The de-SPAC is funded through USD 345m in IPO cash proceeds, minus redemptions; a fully committed USD 105m PIPE; and USD 475m in sellers’ rollover equity, as has been reported.

Another USD 333m comes in the form of two forward purchase agreements — USD 160m from Waldencast and USD 173m from third-party affiliates.

“They’re not a backstop; they’re all in from the beginning,” Brousset said of those investors, adding, “This capital is truly a blank check.”

Participants in the deal are keeping a close eye on the recent turmoil in global capital markets that is complicating transactions of all kinds.

Just how much investor anxiety will impact the outcome is difficult to read this far ahead of the de-SPAC, Brousset said. However, he said he is encouraged by the performance of the warrants [NASDAQ:WALDW], which closed Thursday at USD 1.04, up from .56 on 31 January.

Waldencast common stock finished the session at USD 9.91.

Overall, the beauty segment is strong, resilient and pro table, and the new entity will come out of the blocks with real revenue, real profit, significant cash and favorable comparables to its peers, Brousset said.

Waldencast sees clear growth paths for each of the first two brands.

Obagi, which will remain under the leadership of CEO Jaime Castle, supplies advanced skin care products and dermatology devices to physicians’ offices, and has a 35% penetration in that market. “So, lots of room to keep growing,” Brousset said.

Brousset is a 20-year veteran of the beauty and wellness industry, serving stints as head of the North America consumer products division at L’Oréal, and director of marketing at Procter & Gamble [NYSE:PG].

Castle has been at the helm of Obagi for approximately five years.

Plans call for Obagi to grow its share of wallet within those physicians’ offices by innovating new products and marketing new indications for existing lines.

The company also intends to expand into the consumer space, targeting customers who want high-performance skin care without having to visit a physician.

Waldencast also envisions a robust internationalization strategy for the Obagi brand, he said.

Milk Makeup, which will continue to be headed by current CEO Tim Coolican, is a younger brand with room to grow in terms of consumer awareness, innovation and distribution, Brousset said.

Coolican spent 16 years at L’Oréal and served as president of the global cosmetics brand until his departure in January 2020.

Both Castle and Coolican will report to Brousset.

First, Waldencast will have to successfully navigate the regulatory hurdles and shareholder vote.

“And then we will see…how the market will behave,” Brousset said. “I am very optimistic.”

JPMorgan Securities acted as capital markets advisor and lead financial advisor, and Credit Suisse acted as capital markets advisor and financial advisor to Waldencast.

Skadden, Arps, Slate, Meagher & Flom acted as legal advisor to Waldencast. Lazard was financial advisor to Obagi, and Financo Raymond James was financial advisor to Milk Makeup. Latham & Watkins served as legal counsel to Obagi, and Goodwin Procter served as legal counsel to Milk Makeup.

by Aldrin Brown in Los Angeles

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, and Amendment No. 2 to the registration statement on Form F-4 filed with the SEC on March 18, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.